

07001771

___ ___COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

CM

SEC FILE NUMBER
8-46167

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Allied Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1227 Mall Drive
(No. and Street)



SEC MAIL
RECEIVED
PROCESSING
APR 2 0 2007
WASH, D.C.
186
SECTION

Richmond (City) Virginia (State) 23235 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregg S. Glaser (804) 378-2661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

300 Arboretum Place, Suite 520 (Address) Richmond (City) VA (State) 23236 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg S. Glaser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Allied Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.



Signature

Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Allied Securities, Inc.

Consolidated Statement of Financial Condition
Year Ended December 31, 2006

Assets

Cash and cash equivalents	$ 3,780,755
Receivable from clearing brokers	11,881,758
Due from affiliate	406,115
Securities owned, at market value	15,419
Notes receivable, net	3,386,614
Goodwill	34,563,984
Contracts acquired, net of accumulated amortization of $688,147	1,825,086
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $443,472	483,807
Prepaids and other assets	2,047,816
Total assets	$58,391,354

Liabilities and Stockholder's Equity

Liabilities	
Commissions payable	$ 3,225,870
Accounts payable and other liabilities	4,188,540
Securities sold, not yet purchased, at market value	145,322
Income taxes payable	2,513,894
Deferred income tax liabilities, net	92,228
Total liabilities	10,165,854
Commitments and contingencies	
Stockholder's equity	
Common stock, $0.01 par value; authorized 1,500,000 shares; issued and outstanding 1,000 shares	10
Additional paid-in capital	43,883,700
Retained earnings	4,341,790
Total stockholder's equity	48,225,500
Total liabilities and stockholder's equity	$58,391,354

See accompanying summary of accounting policies and notes to financial statements.

END